新世界發展有限公司
New World Development Company Limited

03 NOV -3 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

October 20, 2003

03037084

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Annual Results Announcement 2002/2003 dated October 16, 2003 of the Company in duplicate for your files.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

Annual Results Announcement 2002/2003

RESULTS

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 June 2003

	Note	2003 HK$m	2002 HK$m
Turnover	1	21,056.3	22,874.6
Cost of sales		(16,912.8)	(15,623.7)
Gross profit		4,143.5	7,250.9
Other revenues		36.6	93.4
Other (charge)/income	2	(4,778.9)	(774.2)
Selling and marketing expenses		(431.4)	(423.7)
Administrative expenses		(1,085.4)	(1,144.1)
Other operating expenses		(1,895.5)	(1,899.7)
Operating (loss)/profit before financing costs and income	1	(4,011.1)	3,102.6
Financing costs		(1,824.1)	(2,017.7)
Financing income		337.9	615.1
Operating (loss)/profit	3	(5,497.3)	1,700.0
Share of results of			
Associated companies		93.7	250.5
Jointly controlled entities		212.7	314.6
(Loss)/profit before taxation		(5,190.9)	2,265.1
Taxation	4	(401.6)	(524.7)
(Loss)/profit after taxation		(5,592.5)	1,740.4
Minority interests		781.0	(465.0)
(Loss)/profit attributable to shareholders		(4,811.5)	1,275.4
Dividends			
Interim paid HK$0.06 per share (2002 — HK$0.10)		131.5	214.9
Final of HK$0.10 per share for 2002		—	216.6
		131.5	431.5
(Loss)/earnings per share — Basic	5	HK$(2.21)	HK$0.60
Dividends per share for the year		HK$0.06	HK$0.20

Notes:

1. **Segment information**

a *Business segments*

	Property investment and development HK$m	Service HK$m	Infrastructure HK$m	Telecommunications HK$m	Department stores HK$m	Others HK$m	Eliminations HK$m	Consolidated HK$m
Year 2003								
External sales	1,745.3	12,092.3	494.7	2,712.4	2,673.3	1,338.3	—	21,056.3
Inter-segment sales	211.0	1,299.9	—	7.0	—	0.9	(1,518.8)	—
Total turnover	1,956.3	13,392.2	494.7	2,719.4	2,673.3	1,339.2	(1,518.8)	21,056.3
Segment results	476.0	377.9	136.3	221.8	40.2	(4.4)		1,247.8
Other charge	(2,596.6)	—	(47.9)	(8.5)	(1.9)	(2,124.0)		(4,778.9)
Unallocated corporate expenses								(480.0)
Operating loss before financing costs and income								(4,011.1)
Year 2002								
External sales	5,379.0	10,289.7	676.1	2,554.8	2,128.5	1,846.5	—	22,874.6
Inter-segment sales	123.1	1,437.9	—	6.7	—	—	(1,567.7)	—
Total turnover	5,502.1	11,727.6	676.1	2,561.5	2,128.5	1,846.5	(1,567.7)	22,874.6
Segment results	2,913.2	937.2	197.3	23.7	16.1	275.0		4,362.5
Other (charge)/income	(980.9)	(16.2)	(55.3)	191.3	(18.9)	105.8		(774.2)
Unallocated corporate expenses								(485.7)
Operating profit before financing costs and income								3,102.6

5. **(Loss)/earnings per share**
The calculation of basic (loss)/earnings per share is based on the loss attributable to shareholders of HK$4,811.5 million (2002: profit of HK$1,275.4 million) and the weighted average number of 2,180.6 million (2002: 2,142.3 million) shares in issue during the year.

No dilution effect was resulted on the (loss)/earnings per share for the current year and the previous year after taking into account the potential dilutive effect of the conversion of the outstanding convertible bonds.

6. **Comparative figures**
Comparative figures for the segment information have been reclassified to conform with the current year's presentation.

DIVIDENDS

The Directors do not recommend the payment of a final dividend (2002: HK$0.10 per share). An interim dividend of HK$0.06 (2002: HK$0.10) per share was paid in June 2003.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	25 November 2003 to 2 December 2003
Latest time to lodge transfer with Registrar	:	24 November 2003, Monday 4:00 p.m.
Address of Registrar	:	Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

BUSINESS REVIEW

FY2003 was a difficult year for the Group. We faced the unforeseeable outbreak of SARS in March 2003 which had a dramatic effect on all levels of city life. The impact of SARS on the Group's results was material. The occupancy of our hotels reached a historical low while the number of passengers for both New World First Bus ("NWFB") and New World First Ferry (Macau) also fell sharply. We suffered significant losses in our hotels and restaurants businesses and in property sales and rental. Due to the decline of the property market and weak economy throughout FY2003, we made net provisions of HK$4,779 million against our investments and trading property portfolios and our TMT investments. We needed to take this step to continue down the path of clearer corporate value, increased transparency and higher accountability.

PROPERTY INVESTMENT AND DEVELOPMENT

Hong Kong Property

In FY2003, the property market continued to decline due to the prevailing weak Hong Kong economy. However we began to see a pick-up starting from July 2003 following the economy boosting measures announced by the Hong Kong Government.

During the year under review, the Group's attributable share of property sales revenues of nine projects amounted to over HK$1,840 million. Projects include Monte Carlton, Sereno Verde, La Pradera, Tung Chung Crescent, Seaview Crescent, Sky Tower, Bijou Apartments, Queen's Terrace and 11 MacDonnell Road.

Development Landbank	Attrib. GFA (sq. ft.)	No of projects
Urban projects	3,447,261	15
New Territories projects	2,860,251	7
Agricultural land	19,853,100	35
Total	**26,160,612**	**57**

Development Projects for FY2004	Location	Total GFA (sq. ft.)	No. of units	NWD's Interest
Sky Tower (傲雲峰)	Kowloon City	1,500,368	2,208	20%
Parc Palais (君頤峰)	Homantin	900,000	700	30%
2 Park Road (柏道2號)	Mid-levels	150,280	148	100%
11 Bonham Road (般咸道11號項目)	Mid-levels	123,244	128	70%
Kennedy Town Redevelopment (堅尼地城重建項目)	Western district	676,687	1,174	100%
Tseung Kwan O Area 55b (將軍澳55b區項目)	Tseung Kwan O	914,079	1,472	45%
Total		**4,264,658**	**5,830**	

The rental market for offices and retail property remained weak in 2003 due to the declining economy and the SARS outbreak.

Despite the ample supply of office space, New World Tower, New World Centre office buildings and Manning House achieved over 85% occupancy while Methodist House was 80% leased.

The Group's major shopping malls, such as New World Centre, Discovery Park, Telford Plaza, Mei Foo Shops and Pearl City, attained occupancy levels of over 85%.

b Geographical segments

	Turnover HK$m	Operating (loss)/profit before financing costs and income HK$m
Year 2003		
Hong Kong and Southeast Asia	15,890.6	(2,201.5)
Mainland China	5,165.7	(1,809.6)
	21,056.3	(4,011.1)
Year 2002		
Hong Kong and Southeast Asia	18,465.8	3,684.8
Mainland China	4,408.8	(582.2)
	22,874.6	3,102.6

2. Other (charge)/income

	2003 HK$m	2002 HK$m
Amortisation of negative goodwill/(goodwill)/(cost of investment)		
Associated companies	—	15.7
Jointly controlled entities	(10.4)	(1.1)
Subsidiaries	(5.4)	(8.5)
Dilution loss on reorganisation of subsidiaries	(196.4)	—
Reorganisation expenses	(78.1)	—
Impairment loss on		
Fixed assets	(386.8)	(166.3)
Goodwill	(21.0)	(2.1)
Jointly controlled entities	—	(41.4)
Provision for investments in		
A joint development project	(36.3)	(75.0)
Associated companies	(138.2)	(37.3)
Jointly controlled entities	(47.2)	(67.7)
Listed shares	(39.0)	(59.2)
Unlisted shares	(62.4)	(189.5)
Provision for		
Advances to associated companies	(62.5)	—
Advances to jointly controlled entities	(480.8)	(535.4)
Bad debts	(35.5)	—
Other assets	(122.4)	—
Other investments	(286.1)	—
Payments on account	(111.6)	—
Provision for diminution in value of		
Completed properties	(243.1)	(181.9)
Joint development projects	(1,140.5)	—
Properties under development	(954.2)	(143.7)
Loss on dilution of interests in subsidiaries	(0.3)	(132.3)
Premium on redemption of convertible bonds	(1.9)	—
Loss on disposal of		
Jointly controlled entities	(33.2)	—
Other investments	(211.7)	(2.1)
Subsidiaries	—	(51.7)
Hotel property revaluation deficit	(178.3)	—
Profit on disposal of		
Associated companies	3.1	4.7
Jointly controlled entities	8.3	114.9
Other investments	283.1	201.0
Subsidiaries	107.6	492.1
Profit on partial disposal of subsidiaries	56.4	—
Surplus on liquidation of a subsidiary	64.3	—
Write down of inventories to net realisable value	(458.4)	—
Write back of provision for		
Advance to an associated company	—	92.6
Diminution in value of properties under development	140.0	—
	(4,778.9)	(774.2)

3. Operating (loss)/profit

Operating (loss)/profit of the Group is arrived at after charging the following:

	2003 HK$m	2002 HK$m
Cost of inventories sold	3,132.8	4,028.5
Depreciation	1,200.7	1,174.2

4. Taxation

Hong Kong profits tax is provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year. Tax on overseas profits has been calculated on the estimated taxable profits for the year at the rate of taxation prevailing in the countries in which the Group operates.

	2003 HK$m	2002 HK$m
Company and subsidiaries		
Hong Kong profits tax	199.4	256.4
Overseas taxation	25.0	45.5
Deferred taxation	18.0	38.1
Associated companies		
Hong Kong profits tax	68.3	68.6
Overseas taxation	0.7	6.4
Jointly controlled entities		
Hong Kong profits tax	29.0	43.0
Overseas taxation	61.2	66.7
	401.6	524.7

In May 2003, the Group announced a $40 million contribution towards the design and construction of the "Avenue of Stars" project at New World Centre and assumed the responsibility for the site's management and maintenance work for the next 20 years. The "Avenue of Stars", similar to the "Walk of Fame" in Hollywood, Los Angeles, is designed to honor actors and actresses who have made a significant contribution in Hong Kong's film industry. The construction commenced in June 2003 and the first phase of the project is expected to be completed in the second quarter of 2004. The completion of the "Avenue of Stars" will enhance the status of the New World Centre as the "heart" of Tsim Sha Tsui.

Mainland China Property

New World China Land ("NWCL") completed the construction of 717,582 sq. m. of the following development properties.

Development Projects completed in FY2003	Usage	GFA (sq. m.)	NWCL's Attrib. Interest
Beijing New World Garden Phase I (北京新世界家園一期)	O	13,000	70%
Tianjin Xin Chun Hua Yuan Development Phase II (天津新春花苑二期)	R, C	34,585	60%
Shenyang New World Garden Phase IB (瀋陽新世界花園一期B)	R	19,102	90%
Wuhan Changqing Garden Phase IV (武漢常青花園四期)	R, C, O	294,874	60%
Jinan Sunshine Garden Phase I (濟南陽光花園一期)	R	37,014	65%
Hefei New World Garden Phase II (合肥新世界花園二期)	R, C	16,257	60%
Guangzhou Covent Garden Phase IB (廣州逸彩庭園一期B)	R	10,000	60%
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	R	12,484	60%
Guangzhou Fangcao Garden Phase I (廣州天河芳草園一期)	R, C	48,202	40%
Guangzhou Dong Yi Garden Phase III (廣州東逸花園三期)	R	52,683	100%
Guangzhou Park Paradise Phase IIA & IIB portion (廣州嶺南新世界花園二期A、二期B部份)	R, C	92,711	60%
Guangzhou Xintang New World Garden Phase II (廣州新塘新世界花園二期)	R	13,918	60%
Huiyang Palm Island Golf Resort Phase II (惠陽棕櫚島高爾夫渡假村二期)	R	4,484	34%
Huiyang Palm Island Golf Resort Phase III (惠陽棕櫚島高爾夫渡假村三期)	R	18,734	34%
Zhuhai New World Riviera Garden Phase I (珠海新世界海濱花園一期)	R	8,992	60%
Zhaoqing New World Garden Phase I (肇慶新世界花園一期)	R	40,542	40%
Total		**717,582**	

R : *Residential*
C : *Commercial*
O : *Office*

NWCL completed construction of 116,428 sq. m. of the following investment properties.

Investment Projects completed in FY2003	Usage	GFA (sq. m.)	NWCL's Attrib. Interest
Dalian New World Plaza (大連新世界廣場)	C	69,196	88%
Shanghai Hong Kong New World Tower (上海香港新世界大廈)	C, O	28,343	44%
Guangzhou New World Oriental Garden Phase I (廣州東方新世界花園一期)	C	18,889	100%
Total		**116,428**	

SERVICE

Although NWS Holdings Limited's ("NWSH") Service operations were significantly impacted by SARS, this segment still produced a satisfactory result and contributed HK$584.7 million to the Group in FY2003.

A closer examination of the SARS impact on the Group's Service businesses finds NWFB, the backbone of the Transport operation, as one of the most affected units. Since SARS restricted many social and economic activities in Hong Kong, NWFB saw its average daily customer flows drop substantially from March to June 2003. Moreover, the commencement of the mass transit railway Tseung Kwan O Line in August 2002, which dramatically reduced customer flows from the adjacent bus routes, exerted further pressure on NWFB's profitability.

Hong Kong Convention & Exhibition Centre ("HKCEC"), was also impacted by SARS as more than 250 exhibitions and events were cancelled or postponed. Nevertheless, as a result of the decisive cost-saving measures and business-recovery strategies adopted by the HKCEC management, the performance of these operations was not as adversely affected as forecasted.

Despite a decrease in profit margin due to severe competition, Urban Property Management Limited ("UPML") was able to maintain its profitability through aggressive cost management and improved efficiency. The company manages a total of 180,000 residential units and commercial/industrial buildings totalling 46 million square feet. UPML's philosophy of continually striving for improvement earned the company the 2003 Best Employer in Asia Award and the 2003 Hong Kong Management Association Quality Award.

Despite the decreased of construction activity in Hong Kong, both Hip Hing Construction and NWS Engineering contributed substantially to the Group as a result of stringent cost-saving measures and improved operating efficiency. Total contracts on hand at year-end reached HK$25,000 million, thus securing profitability of this segment for the coming year.

INFRASTRUCTURE

The Group's infrastructure segment consists of four major operations: roads and bridges; energy; water treatment and waste management; and container handling and logistics and warehousing. Currently, there are some 69 mature infrastructure projects providing a steady recurring income to the Group. In FY2003, the infrastructure segment's contribution increased by 30% to HK$1,352.3 million due to the strong economic growth in Mainland China.

During the year under review, despite the travel restrictions in the second half of FY2003 following the outbreak of SARS, the overall performance of the Roads and Bridges assets was outstanding due to the significant traffic growth for expressway projects and an one-off gain of HK$27.1 million on the disposal of Roadway No. 1967 (Xinxing Section 新興段).

The Energy assets' performance was satisfactory due to an increase in the attributable profit of Zhujiang Power Station Phase I and a rise in the sales volume of Phase II which offset most of the negative impact of tariff reductions. There was also a gain on the disposal of NWSH's effective interest of 1.35% in the Companhia de Electricidade de Macau — CEM, S.A. to China Power International Holdings Limited in May 2003.

The Water Treatment assets' contribution decreased due to a share of a specific provision of HK$15 million made for under-performing projects and a fall in the profit contribution from Shenyang Public Utility Holdings Company Limited which disposed of all its water plants. However, new projects in Qingdao and Chongqing, which commenced operation in August and November 2002 respectively, were able to mitigate the downward effect to a certain extent. Macao Water Supply Company Limited, the top contributor, increased water sales by more than 2%.

2

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

Annual Results Announcement 2002/2003

RESULTS

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 June 2003

	Note	2003 HK$m	2002 HK$m
Turnover	1	21,056.3	22,874.6
Cost of sales		(16,912.8)	(15,623.7)
Gross profit		4,143.5	7,250.9
Other revenues		36.6	93.4
Other (charge)/income	2	(4,778.9)	(774.2)
Selling and marketing expenses		(431.4)	(423.7)
Administrative expenses		(1,085.4)	(1,144.1)
Other operating expenses		(1,895.5)	(1,899.7)
Operating (loss)/profit before financing costs and income	1	(4,011.1)	3,102.6
Financing costs		(1,824.1)	(2,017.7)
Financing income		337.9	615.1
Operating (loss)/profit	3	(5,497.3)	1,700.0
Share of results of			
Associated companies		93.7	250.5
Jointly controlled entities		212.7	314.6
(Loss)/profit before taxation		(5,190.9)	2,265.1
Taxation	4	(401.6)	(524.7)
(Loss)/profit after taxation		(5,592.5)	1,740.4
Minority interests		781.0	(465.0)
(Loss)/profit attributable to shareholders		(4,811.5)	1,275.4
Dividends			
Interim paid HK$0.06 per share (2002 — HK$0.10)		131.5	214.9
Final of HK$0.10 per share for 2002		—	216.6
		131.5	431.5
(Loss)/earnings per share — Basic	5	HK$(2.21)	HK$0.60
Dividends per share for the year		HK$0.06	HK$0.20

Notes:

1. Segment information

a *Business segments*

	Property investment and development HK$m	Service HK$m	Infrastructure HK$m	Telecom-munications HK$m	Department stores HK$m	Others HK$m	Elimin-ations HK$m	Consolidated HK$m
Year 2003								
External sales	1,745.3	12,092.3	494.7	2,712.4	2,673.3	1,338.3	—	21,056.3
Inter-segment sales	211.0	1,299.9	—	7.0	—	0.9	(1,518.8)	—
Total turnover	1,956.3	13,392.2	494.7	2,719.4	2,673.3	1,339.2	(1,518.8)	21,056.3
Segment results	476.0	377.9	136.3	221.8	40.2	(4.4)		1,247.8
Other charge	(2,596.6)	—	(47.9)	(8.5)	(1.9)	(2,124.0)		(4,778.9)
Unallocated corporate expenses								(480.0)
Operating loss before financing costs and income								(4,011.1)
Year 2002								
External sales	5,379.0	10,289.7	676.1	2,554.8	2,128.5	1,846.5	—	22,874.6
Inter-segment sales	123.1	1,437.9	—	6.7	—	—	(1,567.7)	—
Total turnover	5,502.1	11,727.6	676.1	2,561.5	2,128.5	1,846.5	(1,567.7)	22,874.6
Segment results	2,913.2	937.2	197.3	23.7	16.1	275.0		4,362.5
Other (charge)/income	(980.9)	(16.2)	(55.3)	191.3	(18.9)	105.8		(774.2)
Unallocated corporate expenses								(485.7)
Operating profit before financing costs and income								3,102.6

5. (Loss)/earnings per share

The calculation of basic (loss)/earnings per share is based on the loss attributable to shareholders of HK$4,811.5 million (2002: profit of HK$1,275.4 million) and the weighted average number of 2,180.6 million (2002: 2,142.3 million) shares in issue during the year.

No dilution effect was resulted on the (loss)/earnings per share for the current year and the previous year after taking into account the potential dilutive effect of the conversion of the outstanding convertible bonds.

6. Comparative figures

Comparative figures for the segment information have been reclassified to conform with the current year's presentation.

DIVIDENDS

The Directors do not recommend the payment of a final dividend (2002: HK$0.10 per share). An interim dividend of HK$0.06 (2002: HK$0.10) per share was paid in June 2003.

BOOK CLOSE DATES

Book close dates (both days inclusive)	:	25 November 2003 to 2 December 2003
Latest time to lodge transfer with Registrar	:	24 November 2003, Monday 4:00 p.m.
Address of Registrar	:	*Tengis Limited, Ground Floor*, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

BUSINESS REVIEW

FY2003 was a difficult year for the Group. We faced the unforeseeable outbreak of SARS in March 2003 which had a dramatic effect on all levels of city life. The impact of SARS on the Group's results was material. The occupancy of our hotels reached a historical low while the number of passengers for both New World First Bus ("NWFB") and New World First Ferry (Macau) *also fell sharply. We suffered significant losses in our* hotels and restaurants businesses and in property sales and rental. Due to the decline of the property market and weak economy throughout FY2003, we made net provisions of HK$4,779 million against our investments and trading property portfolios and our TMT investments. We needed to take this step to continue down the path of clearer corporate value, increased transparency and higher accountability.

PROPERTY INVESTMENT AND DEVELOPMENT

Hong Kong Property

In FY2003, the property market continued to decline due to the prevailing weak Hong Kong economy. However we began to see a pick-up starting from July 2003 following the economy boosting measures announced *by the Hong Kong Government.*

During the year under review, the Group's attributable share of property sales revenues of nine projects amounted to over HK$1,840 million. Projects *include Monte Carlton, Sereno Verde,* La Pradera, Tung Chung Crescent, Seaview Crescent, Sky Tower, Bijou Apartments, Queen's Terrace and 11 MacDonnell Road.

Development Landbank	Attrib. GFA (sq. ft.)	No of projects
Urban projects	3,447,261	15
New Territories projects	2,860,251	7
Agricultural land	19,853,100	35
Total	**26,160,612**	**57**

Development Projects for FY2004	Location	Total GFA (sq. ft.)	No. of units	NWD's Interest
Sky Tower (傲雲峰)	Kowloon City	1,500,368	2,208	20%
Parc Palais (君頤峰)	Homantin	900,000	700	30%
2 Park Road (柏道2號)	Mid-levels	150,280	148	100%
11 Bonham Road (般咸道11號項目)	Mid-levels	123,244	128	70%
Kennedy Town Redevelopment (堅尼地城重建項目)	Western district	676,687	1,174	100%
Tseung Kwan O Area 55b (將軍澳55b區項目)	Tseung Kwan O	914,079	1,472	45%
Total		**4,264,658**	**5,830**	

The rental market for offices and retail property remained weak in 2003 due to the declining economy and the SARS outbreak.

Despite the ample supply of office space, New World Tower, New World Centre office buildings and Manning House achieved over 85% occupancy while *Methodist House was 80% leased.*

b Geographical segments

	Turnover HK$m	Operating (loss)/profit before financing costs and income HK$m
Year 2003		
Hong Kong and Southeast Asia	15,890.6	(2,201.5)
Mainland China	5,165.7	(1,809.6)
	21,056.3	(4,011.1)
Year 2002		
Hong Kong and Southeast Asia	18,465.8	3,684.8
Mainland China	4,408.8	(582.2)
	22,874.6	3,102.6

2. Other (charge)/income

	2003 HK$m	2002 HK$m
Amortisation of negative goodwill/(goodwill)/(cost of investment)		
Associated companies		15.7
Jointly controlled entities	(10.4)	(1.1)
Subsidiaries	(5.4)	(8.5)
Dilution loss on reorganisation of subsidiaries	(196.4)	—
Reorganisation expenses	(78.1)	—
Impairment loss on		
Fixed assets	(386.8)	(166.3)
Goodwill	(21.0)	(2.1)
Jointly controlled entities		(41.4)
Provision for investments in		
A joint development project	(36.3)	(75.0)
Associated companies	(138.2)	(37.3)
Jointly controlled entities	(47.2)	(67.7)
Listed shares	(39.0)	(59.2)
Unlisted shares	(62.4)	(189.5)
Provision for		
Advances to associated companies	(62.5)	—
Advances to jointly controlled entities	(480.8)	(535.4)
Bad debts	(35.5)	—
Other assets	(122.4)	—
Other investments	(286.1)	—
Payments on account	(111.6)	—
Provision for diminution in value of		
Completed properties	(243.1)	(181.9)
Joint development projects	(1,140.5)	—
Properties under development	(954.2)	(143.7)
Loss on dilution of interests in subsidiaries	(0.3)	(132.3)
Premium on redemption of convertible bonds	(1.9)	—
Loss on disposal of		
Jointly controlled entities	(33.2)	—
Other investments	(241.2)	(2.1)
Subsidiaries	—	(51.7)
Hotel property revaluation deficit	(178.3)	—
Profit on disposal of		
Associated companies	3.1	4.7
Jointly controlled entities	8.3	114.9
Other investments	283.1	201.0
Subsidiaries	107.6	492.1
Profit on partial disposal of subsidiaries	56.4	—
Surplus on liquidation of a subsidiary	64.3	—
Write down of inventories to net realisable value	(458.4)	—
Write back of provision for		
Advance to an associated company	[illegible]	92.6
Diminution in value of properties under development	40.0	—
	(4,778.9)	(774.2)

3. Operating (loss)/profit

Operating (loss)/profit of the Group is arrived at after charging the following:

	2003 HK$m	2002 HK$m
Cost of inventories sold	3,132.8	4,028.5
Depreciation	1,200.[illegible]	1,174.2

4. Taxation

Hong Kong profits tax is provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits for the year. Tax on overseas profits has been calculated on the estimated taxable profits for the year at the rate of taxation prevailing in the countries in which the Group operates.

	2003 HK$m	2002 HK$m
Company and subsidiaries		
Hong Kong profits tax	199.6	256.4
Overseas taxation	25.0	45.5
Deferred taxation	18.0	38.1
Associated companies		
Hong Kong profits tax	[illegible]	68.6
Overseas taxation	[illegible]	6.4
Jointly controlled entities		
Hong Kong profits tax	[illegible]	43.0
Overseas taxation	[illegible]	66.7
	401.6	524.7

The Group's major shopping malls, such as New World Centre, Discovery Park, Telford Plaza, Mei Foo Shops and Pearl City, attained occupancy levels of over 85%.

In May 2003, the Group announced a $40 million contribution towards the design and construction of the "Avenue of Stars" project at New World Centre and assumed the responsibility for the site's management and maintenance work for the next 20 years. The "Avenue of Stars", similar to the "Walk of Fame" in Hollywood, Los Angeles, is designed to honor actors and actresses who have made a significant contribution in Hong Kong's film industry. The construction commenced in June 2003 and the first phase of the project is expected to be completed in the second quarter of 2004. The completion of the "Avenue of Stars" will enhance the status of the New World Centre as the "heart" of Tsim Sha Tsui.

Mainland China Property

New World China Land ("NWCL") completed the construction of 717,582 sq. m. of the following development properties.

Development Projects completed in FY2003	Usage	GFA (sq. m.)	NWCL's Attrib. Interest
Beijing New World Garden Phase I (北京新世界家園一期)	O	13,000	70%
Tianjin Xin Chun Hua Yuan Development Phase II (天津新春花苑二期)	R, C	34,585	60%
Shenyang New World Garden Phase IB (瀋陽新世界花園一期B)	R	19,102	90%
Wuhan Changqing Garden Phase IV (武漢常青花園四期)	R, C, O	294,874	60%
Jinan Sunshine Garden Phase I (濟南陽光花園一期)	R	37,014	65%
Hefei New World Garden Phase II (合肥新世界花園二期)	R, C	16,257	60%
Guangzhou Covent Garden Phase IB (廣州逸彩庭園一期B)	R	10,000	60%
Guangzhou Covent Garden Phase II (廣州逸彩庭園二期)	R	12,484	60%
Guangzhou Fangcao Garden Phase I (廣州天河芳草園一期)	R, C	48,202	40%
Guangzhou Dong Yi Garden Phase III (廣州東逸花園三期)	R	52,683	100%
Guangzhou Park Paradise Phase IIA & IIB portion (廣州嶺南新世界花園二期A、二期B部份)	R, C	92,711	60%
Guangzhou Xintang New World Garden Phase II (廣州新塘新世界花園二期)	R	13,918	60%
Huiyang Palm Island Golf Resort Phase II (惠陽棕櫚島高爾夫渡假村二期)	R	4,484	34%
Huiyang Palm Island Golf Resort Phase III (惠陽棕櫚島高爾夫渡假村三期)	R	18,734	34%
Zhuhai New World Riviera Garden Phase I (珠海新世界海濱花園一期)	R	8,992	60%
Zhaoqing New World Garden Phase I (肇慶新世界花園一期)	R	40,542	40%
Total		717,582	

R : *Residential*
C : *Commercial*
O : *Office*

NWCL completed construction of 116,428 sq. m. of the following investment properties.

Investment Projects completed in FY2003	Usage	GFA (sq. m.)	NWCL's Attrib. Interest
Dalian New World Plaza (大連新世界廣場)	C	69,196	88%
Shanghai Hong Kong New World Tower (上海香港新世界大廈)	C, O	28,343	44%
Guangzhou New World Oriental Garden Phase I (廣州東方新世界花園一期)	C	18,889	100%
Total		116,428	

SERVICE

Although NWS Holdings Limited's ("NWSH") Service operations were significantly impacted by SARS, this segment still produced a satisfactory result and contributed HK$584.7 million to the Group in FY2003.

A closer examination of the SARS impact on the Group's Service businesses finds NWFB, the backbone of the Transport operation, as one of the most affected units. Since SARS restricted many social and economic activities in Hong Kong, NWFB saw its average daily customer flows drop substantially from March to June 2003. Moreover, the commencement of the mass transit railway Tseung Kwan O Line in August 2002, which dramatically reduced customer flows from the adjacent bus routes, exerted further pressure on NWFB's profitability.

Hong Kong Convention & Exhibition Centre ("HKCEC"), was also impacted by SARS as more than 250 exhibitions and events were cancelled or postponed. Nevertheless, as a result of the decisive cost-saving measures and business-recovery strategies adopted by the HKCEC management, the performance of these operations was not as adversely affected as forecasted.

Despite a decrease in profit margin due to severe competition, Urban Property Management Limited ("UPML") was able to maintain its profitability through aggressive cost management and improved efficiency. The company manages a total of 180,000 residential units and commercial/industrial buildings totalling 46 million square feet. UPML's philosophy of continually striving for improvement earned the company the 2003 Best Employer in Asia Award and the 2003 Hong Kong Management Association Quality Award.

Despite the decreased of construction activity in Hong Kong, both Hip Hing Construction and NWS Engineering contributed substantially to the Group as a result of stringent cost-saving measures and improved operating efficiency. Total contracts on hand at year-end reached HK$25,000 million, thus securing profitability of this segment for the coming year.

INFRASTRUCTURE

The Group's infrastructure segment consists of four major operations: roads and bridges; energy; water treatment and waste management; and container handling and logistics and warehousing. Currently, there are some 69 mature infrastructure projects providing a steady recurring income to the Group. In FY2003, the infrastructure segment's contribution increased by 30% to HK$1,352.3 million due to the strong economic growth in Mainland China.

During the year under review, despite the travel restrictions in the second half of FY2003 following the outbreak of SARS, the overall performance of the Roads and Bridges assets was outstanding due to the significant traffic growth for expressway projects and an one-off gain of HK$27.1 million on the disposal of Roadway No. 1967 (Xinxing Section 新興段).

The Energy assets' performance was satisfactory due to an increase in the attributable profit of Zhujiang Power Station Phase I and a rise in the sales volume of Phase II which offset most of the negative impact of tariff reductions. There was also a gain on the disposal of NWSH's effective interest of 1.35% in the Companhia de Electricidade de Macau — CEM, S.A. to China Power International Holdings Limited in May 2003.

The Water Treatment assets' contribution decreased due to a share of a specific provision of HK$15 million made for under-performing projects and a fall in the profit contribution from Shenyang Public Utility Holdings Company Limited which disposed of all its water plants. However, new projects in Qingdao and Chongqing, which commenced operation in August and November 2002 respectively, were able to mitigate the downward effect to a certain extent. Macao Water Supply Company Limited, the top contributor, increased water sales by more than 2%.

2

Two major projects in Hong Kong, CSX World Terminals Hong Kong Limited ("CSX") and ATL Logistics Centre Hong Kong Limited ("ATL"), remained the significant contributors to the Group's ports business. In FY2003, the container throughput of CSX remained stable at 1.34 million TEUs while the occupancy rate of ATL increased to 95.4% from 93.6% last year.

Contributions from the Group's port investments in Mainland China are increasing. This is primarily fuelled by the increase in container handling volume of Xiamen Xiang Yu Quay Co., Ltd. and CSX Orient (Tianjin) Container Terminals Co., Ltd., which achieved 482,000 TEUs and 1.03 million TEUs respectively in FY2003, representing an increase of 50.6% and 16.2% over last year.

TELECOMMUNICATIONS

The Group's Telecommunications operations continued to perform well with a contribution of HK$221.8 million to the Group, representing a growth of 836% year on year. Both New World Mobility ("NWM") and New World Telecommunications ("NWT") substantially increased their subscriber base and introduced new customer-oriented services to capture new income streams while maintaining stringent cost control.

New World Mobility

As at 30 June 2003, the subscriber base of NWM had grown to 990,000 from 720,000 at June 2002, representing a 37.5% increase despite keen competition over the year with a net ARPU of HK$210. By the end of September 2003, the number of subscribers exceeded 1.1 million. NWM improved profitability as a result of a substantial growth in the subscriber base and careful control over operational expenses. In order to provide enlarged capacity for its expanding subscriber base, NWM invested over HK$140 million in upgrading its network.

New World Telecommunications

NWT continued its efforts to evolve into a regional telecom network service provider leveraging significant business opportunities arising from the dynamic growth of data traffic, broadband connectivity, multimedia and content services throughout the Asia Pacific region and beyond.

NWT has captured over 162,500 fixed line subscribers as at 30 June 2003, representing a 65% growth year-on-year. Total IDD traffic volume grew 42% year on year reaching 740 million minutes during the period under review.

DEPARTMENT STORES

NWDS had a total of thirteen department stores across nine cities in Mainland China and one in Hong Kong with a combined GFA of over 414,300 sq. m. as at the end of FY2003. Total sales of NWDS in FY2003 amounted to HK$2,673 million, an increase of 26%. To further capture growing demand in China, three new department stores are scheduled to be opened by the end of 2004. These stores are to be located at Hongkou in Shanghai, Chengdu and Nanjing.

OTHERS

Hotels and Restaurants

The Hotels and Restaurants operation was hampered by the sharp decline in tourist numbers and social activities following the outbreak of SARS. During the second quarter of 2003, the Group experienced a record low occupancy rate. The Group currently has 3 hotels in Hong Kong, 7 in Mainland China and 4 in Southeast Asia.

TMT

There were a number of promising developments in the TMT arena. One important breakthrough came with the announcement by PrediWave regarding the commencement of its commercial operations in Fujian Province after the completion of a successful test of its interactive and pay TV operating system.

New World China Enterprises

New World China Enterprises Projects Limited ("NWCEP") focuses on healthcare, consumer products, building materials, and automotive services in the Mainland China market. NWCEP is also responsible for managing investment projects for New World Liberty China Ventures Limited ("NWLCV"). NWLCV was established in December 2000 as a strategic alliance between Liberty Mutual Insurance Company in the US, and other investors including the Asian Development Bank for the purpose of investing in projects involving strategic and technology partnerships with a number of international companies in Mainland China.

DEBT PROFILE

	FY2003	FY2002
Consolidated gross debts (HK$ million)	37,056	37,229
— New World Infrastructure	2,412	10,436
— New World China Land	6,452	5,468
— New World Services	na	2,751
— NWS Holdings	9,441	na
Gross debts excluding major listed subsidiaries	18,751	18,574
Consolidated net debts (HK$ million)	31,231	30,135
— New World Infrastructure	1,838	8,641
— New World China Land	5,122	4,017
— New World Services	na	112
— NWS Holdings	6,893	na
Net debts excluding major listed subsidiaries	17,379	17,365

CORPORATE FINANCE

As at 30 June 2003, the Group's cash and bank deposits decreased from last year's HK$7,093.9 million to HK$5,825.1 million. Its consolidated net debt amounted to HK$31,231.5 million (2002: HK$30,135.0 million), translating into a gearing ratio of 68% (FY2002: 56%).

As at 30 June 2003, less than half of the total outstanding loans were secured by the Group's assets.

Amount of debt due within FY2004 amounts to HK$11,001.9 million. Our cash on hand as of 30 June 2003 was HK$5,825.1 million. The operating cash inflow in the coming year together with utilising the undrawn facilities and the renewal of existing banking facilities would enable the Group to satisfy its commitments and working capital requirements.

Over 78% (FY2002: 77%) of the Group's total debts are on a floating rate basis, whilst fixed rate borrowings mainly related to the RMB loan facilities and convertible bonds.

Other than the above mentioned, the information which requires disclosure under paragraphs 32 and 45(2) of Appendix 16 of the Rules Governing the

EMPLOYEES

The Group has over 33,000 employees at 30 June 2003, compared to 26,100 at 30 June 2002. Remuneration policies are reviewed yearly. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWI, NWCL and NWSH, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in NWI and/or NWCL and/or NWSH, at HK$10.2 and HK$12.0 for NWI, HK$1.955 for NWCL and HK$6.93 for NWSH.

OUTLOOK

The provisions we have made will create a solid platform to enable the Group to leverage the anticipated growth in the Hong Kong and Mainland China economies.

The Hong Kong property market is poised to rebound following announcement on 15 October 2003 by the Hong Kong Government which will further improve market sentiment and pricing for property developers as inventory is sold more quickly. The Group will benefit from a number of property sales projects to be launched in the next two years.

The Group's operations are primarily located in Hong Kong and Mainland China and performance is highly correlated with the macro environment of these two regions. Given our investments in Hong Kong and Mainland China, we are now in a position to capitalise on opportunities created by a strong recovery of the Hong Kong economy and the continued growth of the Mainland China economy.

We also expect mainland visitor numbers to increase substantially following the recent relaxation in travel restrictions, with potential significant upside for our hotel, retail property and transport businesses in Hong Kong. We also anticipate an increased competitive advantage for the Group's property, construction, telecommunication, transportation, convention and conference investments following the announcement of CEPA.

Other growth areas for the Group include an increased contribution from the Group's largest piece of investment property, New World Centre, which will be in a prime location in Tsim Sha Tsui following the completion of the KCR East Rail construction and the relocation of the bus terminus at Star Ferry Pier to Tsim Sha Tsui East next year. In order to capitalise on the anticipated growth of tourism in Hong Kong, the Group plans to build a five-star, 60-storey hotel next to the New World Centre in FY2004. The total GFA of the hotel is estimated to be about one million square feet.

We also expect both NWM and NWT to continue to increase their contribution to the Group going forward. Both companies are launching new and innovative products and are significantly increasing their subscriber bases.

We see a continuing opportunity in Mainland China for the Group as the increased development of Mainland China's cities has a significant positive impact. In 2003, the economy of Mainland China continues to grow at an enviable pace when compared to other parts of the world. Its GDP grew by 8.2% in the first half of 2003 despite the outbreak of SARS. We expect the trend of rapid economic growth to continue in the coming year.

DETAILED RESULTS ANNOUNCEMENT

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 16 October 2003

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of the Company will be held at Meeting Room 201 B (New Wing) Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 2 December 2003 at 3:30 p.m., for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Reports of Directors and Auditors for the year ended 30 June 2003.
2. To re-elect Directors and authorise the Directors to fix their remuneration.
3. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary
Hong Kong, 16 October 2003

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on behalf of the member. A proxy need not be a member of the Company.
2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).
3. The register of members of the Company will be closed from 25 November 2003, Tuesday to 2 December 2003, Tuesday, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the annual general meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 24 November 2003, Monday.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

Annual Results Announcement 2002/2003

Two major projects in Hong Kong, CSX World Terminals Hong Kong Limited ("CSX") and ATL Logistics Centre Hong Kong Limited ("ATL"), remained the significant contributors to the Group's ports business. In FY2003, the container throughput of CSX remained stable at 1.34 million TEUs while the occupancy rate of ATL increased to 95.4% from 93.6% last year.

Contributions from the Group's port investments in Mainland China are increasing. This is primarily fuelled by the increase in container handling volume of Xiamen Xiang Yu Quay Co., Ltd. and CSX Orient (Tianjin) Container Terminals Co., Ltd., which achieved 482,000 TEUs and 1.03 million TEUs respectively in FY2003, representing an increase of 50.6% and 16.2% over last year.

TELECOMMUNICATIONS

The Group's Telecommunications operations continued to perform well with a contribution of HK$221.8 million to the Group, representing a growth of 836% year on year. Both New World Mobility ("NWM") and New World Telecommunications ("NWT") substantially increased their subscriber base and introduced new customer-oriented services to capture new income streams while maintaining stringent cost control.

New World Mobility

As at 30 June 2003, the subscriber base of NWM had grown to 990,000 from 720,000 at June 2002, representing a 37.5% increase despite keen competition over the year with a net ARPU of HK$210. By the end of September 2003, the number of subscribers exceeded 1.1 million. NWM improved profitability as a result of a substantial growth in the subscriber base and careful control over operational expenses. In order to provide enlarged capacity for its expanding subscriber base, NWM invested over HK$140 million in upgrading its network.

New World Telecommunications

NWT continued its efforts to evolve into a regional telecom network service provider leveraging significant business opportunities arising from the dynamic growth of data traffic, broadband connectivity, multimedia and content services throughout the Asia Pacific region and beyond.

NWT has captured over 162,500 fixed line subscribers as at 30 June 2003, representing a 65% growth year-on-year. Total IDD traffic volume grew 42% year on year reaching 740 million minutes during the period under review.

DEPARTMENT STORES

NWDS had a total of thirteen department stores across nine cities in Mainland China and one in Hong Kong with a combined GFA of over 414,300 sq. m. as at the end of FY2003. Total sales of NWDS in FY2003 amounted to HK$2,673 million, an increase of 26%. To further capture growing demand in China, three new department stores are scheduled to be opened by the end of 2004. These stores are to be located at Hongkou in Shanghai, Chengdu and Nanjing.

OTHERS

Hotels and Restaurants

The Hotels and Restaurants operation was hampered by the sharp decline in tourist numbers and social activities following the outbreak of SARS. During the second quarter of 2003, the Group experienced a record low occupancy rate. The Group currently has 3 hotels in Hong Kong, 7 in Mainland China and 4 in Southeast Asia.

TMT

There were a number of promising developments in the TMT arena. One important breakthrough came with the announcement by PrediWave regarding the commencement of its commercial operations in Fujian Province after the completion of a successful test of its interactive and pay TV operating system.

New World China Enterprises

New World China Enterprises Projects Limited ("NWCEP") focuses on healthcare, consumer products, building materials, and automotive services in the Mainland China market. NWCEP is also responsible for managing investment projects for New World Liberty China Ventures Limited ("NWLCV"). NWLCV was established in December 2000 as a strategic alliance between Liberty Mutual Insurance Company in the US, and other investors including the Asian Development Bank for the purpose of investing in projects involving strategic and technology partnerships with a number of international companies in Mainland China.

DEBT PROFILE

	FY2003	FY2002
Consolidated gross debts (HK$ million)	37,056	37,229
— New World Infrastructure	2,412	10,436
— New World China Land	6,452	5,468
— New World Services	na	2,751
— NWS Holdings	9,441	na
Gross debts excluding major listed subsidiaries	18,751	18,574
Consolidated net debts (HK$ million)	31,231	30,135
— New World Infrastructure	1,838	8,641
— New World China Land	5,122	4,017
— New World Services	na	112
— NWS Holdings	6,893	na
Net debts excluding major listed subsidiaries	17,379	17,365

CORPORATE FINANCE

As at 30 June 2003, the Group's cash and bank deposits decreased from last year's HK$7,093.9 million to HK$5,825.1 million. Its consolidated net debt amounted to HK$31,231.5 million (2002: HK$30,135.0 million), translating into a gearing ratio of 68% (FY2002: 56%).

As at 30 June 2003, less than half of the total outstanding loans were secured by the Group's assets.

Amount of debt due within FY2004 amounts to HK$11,001.9 million. Our cash on hand as of 30 June 2003 was HK$5,825.1 million. The operating cash inflow in the coming year together with utilising the undrawn facilities and the renewal of existing banking facilities would enable the Group to satisfy its commitments and working capital requirements.

Over 78% (FY2002: 77%) of the Group's total debts are on a floating rate basis, whilst fixed rate borrowings mainly related to the RMB loan facilities and

EMPLOYEES

The Group has over 33,000 employees at 30 June 2003, compared to 26,100 at 30 June 2002. Remuneration policies are reviewed yearly. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWI, NWCL and NWSH, options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in NWI and/or NWCL and/or NWSH, at HK$10.2 and HK$12.0 for NWI, HK$1.955 for NWCL and HK$6.93 for NWSH.

OUTLOOK

The provisions we have made will create a solid platform to enable the Group to leverage the anticipated growth in the Hong Kong and Mainland China economies.

The Hong Kong property market is poised to rebound following announcement on 15 October 2003 by the Hong Kong Government which will further improve market sentiment and pricing for property developers as inventory is sold more quickly. The Group will benefit from a number of property sales projects to be launched in the next two years.

The Group's operations are primarily located in Hong Kong and Mainland China and performance is highly correlated with the macro environment of these two regions. Given our investments in Hong Kong and Mainland China, we are now in a position to capitalise on opportunities created by a strong recovery of the Hong Kong economy and the continued growth of the Mainland China economy.

We also expect mainland visitor numbers to increase substantially following the recent relaxation in travel restrictions, with potential significant upside for our hotel, retail property and transport businesses in Hong Kong. We also anticipate an increased competitive advantage for the Group's property, construction, telecommunication, transportation, convention and conference investments following the announcement of CEPA.

Other growth areas for the Group include an increased contribution from the Group's largest piece of investment property, New World Centre, which will be in a prime location in Tsim Sha Tsui following the completion of the KCR East Rail construction and the relocation of the bus terminus at Star Ferry Pier to Tsim Sha Tsui East next year. In order to capitalise on the anticipated growth of tourism in Hong Kong, the Group plans to build a five-star, 60-storey hotel next to the New World Centre in FY2004. The total GFA of the hotel is estimated to be about one million square feet.

We also expect both NWM and NWT to continue to increase their contribution to the Group going forward. Both companies are launching new and innovative products and are significantly increasing their subscriber bases.

We see a continuing opportunity in Mainland China for the Group as the increased development of Mainland China's cities has a significant positive impact. In 2003, the economy of Mainland China continues to grow at an enviable pace when compared to other parts of the world. Its GDP grew by 8.2% in the first half of 2003 despite the outbreak of SARS. We expect the trend of rapid economic growth to continue in the coming year.

DETAILED RESULTS ANNOUNCEMENT

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 16 October 2003

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members of the Company will be held at Meeting Room 201 B (New Wing) Hong Kong Convention and Exhibition Centre, 1 Expo Drive, Wanchai, Hong Kong on Tuesday, 2 December 2003 at 3:30 p.m., for the following purposes:

1. To consider and adopt the audited Statement of Accounts and the Reports of Directors and Auditors for the year ended 30 June 2003.
2. To re-elect Directors and authorise the Directors to fix their remuneration.
3. To re-appoint Joint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary
Hong Kong, 16 October 2003

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on behalf of the member. A proxy need not be a member of the Company.
2. To be valid, a proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at 30th Floor, New World Tower 1, 18 Queen's Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be).
3. The register of members of the Company will be closed from 25 November 2003, Tuesday to 2 December 2003, Tuesday, both days inclusive, during which period no transfer of shares will be effected. In order to determine the entitlement to attend and vote at the annual general meeting, all share transfers accompanied by the relevant share certificates, must be lodged with the Company's Share Registrars, Tengis Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 24 November 2003, Monday.

7